September 25, 2015

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Melissa Raminpour, Branch Chief

Melissa Gilmore

Re:	LeapFrog Enterprises, Inc. grant of extension of time to respond to comment letter dated September 15, 2015

Dear Ms. Raminpour and Ms. Gilmore:

We are writing to confirm that on September 25, 2015, Robert L. Lattuga, the Secretary and General Counsel of LeapFrog Enterprises, Inc., (the “Company”) spoke with Melissa Gilmore of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”). Ms. Gilmore agreed to grant the Company an additional ten (10) business days to reply to the Commission’s comment letter regarding the Company’s Form 10-K for the year ended March 31, 2015, which the Company received on September 15, 2015. The Company’s response to the Commission’s comments will be submitted to the Commission no later than Tuesday, October 13, 2015.

We thank the Commission for agreeing to extend the response period. If you should have any additional questions, comments or concerns, please contact me at (510) 596-3328 or rlattuga@leapfrog.com.

Kind regards,

/s/ Robert L. Lattuga
Robert L. Lattuga
Secretary and General Counsel